UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2012

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2012

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ended March 31, 2012

Date:	July 23, 2012
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Representative:	Katsunori Nagayasu, President & CEO
For inquiry:	Naoki Muramatsu, General Manager-Financial Planning Division, Financial Accounting Office
(Phone) +81-3-3240-7200

Consolidated financial data for the fiscal year ended March 31, 2012

(1) Operating results

	(in millions of yen, except per share data)
	For the fiscal years ended March 31,
	2012	2011

Total revenue	4,036,532	4,244,966

Income before income tax expense	849,942	821,812

Net income attributable to Mitsubishi UFJ Financial Group	416,231	452,645

Basic earnings per common share — net income available to common shareholders of Mitsubishi UFJ Financial Group (in yen)	28.17	30.55

Diluted earnings per common share — net income available to common shareholders of Mitsubishi UFJ Financial Group (in yen)	28.09	30.43

Total changes in equity from nonowner sources attributable to Mitsubishi UFJ Financial Group for the years ended March 31, 2012 and 2011 were ¥448,492 million and ¥(120,427) million, respectively.

Notes:

1. Average number of shares outstanding

	(in thousands of shares)
	For the fiscal years ended March 31,
	2012	2011
Common stock	14,140,136	14,131,567

2. “Basic earnings per common share” and “Diluted earnings per common share” are based on “Net income available to common shareholders of Mitsubishi UFJ Financial Group.”

3. The previously reported amounts, including those reported in (2) Financial condition, were restated as a result of retrospective application of the equity method of accounting in relation to the additional acquisition of the investment previously accounted for as securities available for sale. Please refer to the page 5 “Restatement of Consolidated Financial Statements” for the details of the restatement.

(2) Financial condition

	(in millions of yen)
	As of March 31,
	2012	2011
Total assets	215,202,514	202,850,243
Total Mitsubishi UFJ Financial Group shareholders’ equity	8,583,158	8,335,699

(3) Cash flows

	(in millions of yen)
	For the fiscal years ended March 31,
	2012	2011
Net cash provided by operating activities	592,879	4,237,838
Net cash used in investing activities	(10,364,250)	(8,292,883)
Net cash provided by financing activities	9,787,852	4,455,910
Cash and cash equivalents at end of period	3,230,409	3,230,804

This report is an excerpt of certain highlights from our consolidated financial information under U.S. GAAP that is included in the company’s annual report on Form 20-F (the “Form 20-F”) to be filed with the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 20-F includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including its business and other detailed U.S. GAAP financial information. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of the company’s business and U.S. GAAP financial data and related issues.

This report contains forward-looking statements regarding estimates, forecasts, targets and plans in relation to the results of operations, financial condition and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current expectations, perceptions, evaluations and opinions. In addition, in order for the company to adopt such estimates, forecasts, targets and plans regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the statements regarding realizability of the deferred tax assets or provision for credit losses are based on assumptions and other estimates such as economic factors, our business plan and other factors. There exist a number of factors that might lead to uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economies and changes in the regulatory environment. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of March 31,
(in millions of yen)	2012	2011
Assets:
Cash and due from banks	3,230,409	3,230,804
Interest-earning deposits in other banks	5,897,732	7,333,767
Call loans and funds sold	451,433	448,787
Receivables under resale agreements	4,481,863	4,872,171
Receivables under securities borrowing transactions	3,282,656	3,600,318
Trading account assets	34,953,245	28,824,795
Investment securities:
Securities available for sale—carried at estimated fair value	57,740,401	54,329,881
Securities being held to maturity—carried at amortized cost	2,385,368	3,017,189
Other investment securities	909,765	1,704,244

Total investment securities	61,035,534	59,051,314

Loans, net of unearned income, unamortized premiums and deferred loan fees	92,298,243	87,501,975
Allowance for credit losses	(1,285,507)	(1,240,456)

Net loans	91,012,736	86,261,519

Premises and equipment—net	987,474	962,548
Accrued interest	250,351	233,224
Customers’ acceptance liability	88,082	69,950
Intangible assets—net	896,483	991,521
Goodwill	354,283	363,392
Deferred tax assets	950,395	1,285,013
Other assets	7,329,838	5,321,120

Total assets	215,202,514	202,850,243

Liabilities:
Deposits:
Domestic offices:
Non-interest-bearing	14,980,210	16,421,024
Interest-bearing	99,610,994	99,120,619
Overseas offices:
Non-interest-bearing	2,708,186	2,316,207
Interest-bearing	22,194,340	18,773,854

Total deposits	139,493,730	136,631,704

Call money and funds purchased	2,796,221	2,313,487
Payables under repurchase agreements	13,572,712	12,389,075
Payables under securities lending transactions	4,978,917	2,104,105
Due to trust account	627,331	633,541
Other short-term borrowings	10,881,525	8,488,197
Trading account liabilities	11,967,182	9,908,974
Obligations to return securities received as collateral	3,639,838	3,267,775
Bank acceptances outstanding	88,082	69,950
Accrued interest	152,836	181,814
Long-term debt	12,593,062	13,356,728
Other liabilities	5,552,631	4,841,981

Total liabilities	206,344,067	194,187,331

Equity:
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock:
Preferred stock	442,100	442,100
Common stock	1,645,144	1,644,132
Capital surplus	6,378,619	6,395,705
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	482,535	254,103
Accumulated other changes in equity from nonowner sources, net of taxes	(596,400)	(628,661)
Treasury stock, at cost	(8,411)	(11,251)

Total Mitsubishi UFJ Financial Group shareholders’ equity	8,583,158	8,335,699
Noncontrolling interests	275,289	327,213

Total equity	8,858,447	8,662,912

Total liabilities and equity	215,202,514	202,850,243

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Operations

	For the fiscal years ended March 31,
(in millions of yen)	2012	2011
Interest income:
Loans, including fees	1,595,097	1,664,821
Deposits in other banks	39,963	29,188
Investment securities:
Interest	307,812	320,067
Dividends	104,634	169,667
Gain on conversion rate adjustment of convertible preferred stock	139,320	—
Trading account assets	315,742	305,214
Call loans and funds sold	6,918	5,613
Receivables under resale agreements and securities borrowing transactions	86,470	55,574

Total	2,595,956	2,550,144

Interest expense:
Deposits	228,858	256,190
Call money and funds purchased	8,157	5,931
Payables under repurchase agreements and securities lending transactions	86,947	66,728
Due to trust account	647	807
Other short-term borrowings and trading account liabilities	61,657	62,829
Long-term debt	253,873	278,188

Total	640,139	670,673

Net interest income	1,955,817	1,879,471
Provision for credit losses	223,809	292,035

Net interest income after provision for credit losses	1,732,008	1,587,436

Non-interest income:
Fees and commissions income	1,099,963	1,128,358
Foreign exchange gains—net	34,302	260,683
Trading account profits—net	667,285	133,905
Investment securities gains—net	19,384	121,803
Equity in losses of equity method investees—net	(499,427)	(113,017)
Gains on sales of loans	15,645	14,558
Other non-interest income	103,424	148,532

Total	1,440,576	1,694,822

Non-interest expense:
Salaries and employee benefits	900,144	863,996
Occupancy expenses—net	150,808	162,498
Fees and commission expenses	204,734	212,460
Outsourcing expenses, including data processing	191,089	194,842
Depreciation of premises and equipment	94,777	99,661
Amortization of intangible assets	212,229	219,980
Impairment of intangible assets	30,986	26,566
Insurance premiums, including deposit insurance	115,376	113,892
Communications	49,276	53,048
Taxes and public charges	65,641	65,882
Provision for repayment of excess interest	37	85,709
Other non-interest expenses	307,545	361,912

Total	2,322,642	2,460,446

Income before income tax expense	849,942	821,812
Income tax expense	429,191	433,625

Net income before attribution of noncontrolling interests	420,751	388,187
Net income (loss) attributable to noncontrolling interests	4,520	(64,458)

Net income attributable to Mitsubishi UFJ Financial Group	416,231	452,645

Income allocable to preferred shareholders:
Cash dividends paid	17,940	20,940

Net income available to common shareholders of Mitsubishi UFJ Financial Group	398,291	431,705

(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	28.17	30.55
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	28.09	30.43

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Changes in Equity from Nonowner Sources

	For the fiscal years ended March 31,
(in millions of yen)	2012	2011
Net income before attribution of noncontrolling interests	420,751	388,187
Net unrealized holding gains (losses) on investment securities	174,839	(270,921)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	437	(3,402)
Pension liability adjustments	(94,215)	(105,089)
Foreign currency translation adjustments	(49,543)	(197,595)

Total changes in equity from nonowner sources	452,269	(188,820)

Net income (loss) attributable to noncontrolling interests	4,520	(64,458)
Other changes in equity from nonowner sources attributable to noncontrolling interests	(743)	(3,935)

Total changes in equity from nonowner sources attributable to Mitsubishi UFJ Financial Group	448,492	(120,427)

Nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more

	As of March 31,
(in millions of yen)	2012	2011
Nonaccrual loans:
Domestic:
Manufacturing	200,074	137,987
Construction	40,098	48,479
Real estate	127,824	152,317
Services	86,015	76,597
Wholesale and retail	237,977	172,712
Banks and other financial institutions	7,802	7,238
Communication and information services	33,418	33,198
Other industries	49,212	37,335
Consumer	288,402	321,823

Total domestic	1,070,822	987,686

Foreign:
Governments and official institutions	93	62,683
Banks and other financial institutions	20,188	21,452
Commercial and industrial	72,750	73,707
Other	25,982	23,651

Total foreign	119,013	181,493

Total	1,189,835	1,169,179

Restructured loans:
Domestic	830,853	800,620
Foreign	92,276	38,930

Total	923,129	839,550

Accruing loans contractually past due 90 days or more:
Domestic	65,446	55,549
Foreign	131	199

Total	65,557	55,748

Total	2,178,541	2,064,477

Restatement of Consolidated Financial Statements

As a result of retroactive application of the equity method of accounting in relation to the additional acquisition of investments, the previously reported amounts were restated as follows:

	As previously reported	Adjustments	As adjusted
(in millions of yen)	For the fiscal years ended March 31, 2011

Income before income tax expense	837,238	(15,426)	821,812

Net income attributable to Mitsubishi UFJ Financial Group	461,796	(9,151)	452,645

(in millions of yen)	As of March 31, 2011

Total assets	202,861,288	(11,045)	202,850,243

Total Mitsubishi UFJ Financial Group shareholders’ equity	8,343,824	(8,125)	8,335,699